FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

March 22, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on March 22, 2010.

Item 4.

Summary of Material Change

CanAlaska Uranium Sends 6th Drill to Helmer Uranium Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, March 22nd, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report that its sixth drill program is underway on its Helmer project, situated along the Northern rim of the Athabasca Basin.  The drilling will test a group of strong targets along the Grease River fault, which were modeled from Airborne EM and gravity surveys.

NWT
Athabasca Basin
Alberta
Saskatchewan
Manitoba
N
Fond-du-Lac
Fond Du Lac Deposit
Winter 2010 Drilling
Grease River Fault
Legend
Uranium Deposits
Place names
Helmer Property
Lakes
0 5 10 20
Kilometres
CanAlaska Uranium Ltd.
Helmer Project
Winter 2010 Drill Program
DATUM: UTM NAD 83 Zone 13
Author: TMS
Mar 17 2010
Fig. 1
HLM nr 03 17 2010_1

The target area is just south of CanAlaska’s Fond Du Lac project, and is located on the eastern part of the Helmer project.  Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River Fault system.

The Grease River Fault is a major tectonic event in the Athabasca region, and the structure can be traced for over 200 kilometres, both inside and outside of the Athabasca Basin.  There are numerous zones with multiple mineralizing events of gold, nickel and uranium along the trace of the fault, indicating how it is a significant focus of fluid flow and mineralization.  The Company tested a uranium-mineralized splay associated with the fault system on the adjacent Fond Du Lac project in September of 2009, and intercepted a uranium zone assaying 40.4 metres @ 0.32% U3O8.  The Company plans to first test the large target at Helmer, and then return to further drilling at Fond Du Lac.

The following images show the Helmer target, as a plan view of the EM conductors, faults and gravity target, and also in cross-section, showing the digital trace of the airborne survey response above the target.

NWT
Athabasca Basin
Alberta
Saskatchewan
Manitoba
N
0
2.0
4.0
Conductivity (mS/m)
Grease River Fault
Winter 2010
Drill Target
Legend
Helmer Property
Roads
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Helmer Project
Airborne EM/Gravity Target
(Condor Processing)
DATUM: UTM NAD 83 Zone 13
Author: TMS
Mar 17 2010
Fig. 2

HLM nr 03 17 2010_2

Proposed Drillholes
Airborne Multichannel EM(z)
TARGET ZONE
UNCONFORMITY GRAVITY & EM TARGET
Conductivity Depth Inversion
Magnetics (Vert Deriv) Plan View
Ad Tau (EM) Plan View

NWT
Project Location
Athabasca Basin
Alberta
Saskatchewan
Manitoba

Airborne Survey Line
Winter 2010 Drill Target
Location Map

**CanAlaska Uranium Ltd.**

# Helmer Project

**Sectional Data from Airborne Survey showing Unconformity EM Drill Target**

| HLM nr 03 17 2010_3 | Author: TMS | Mar 17 2010 | Fig. 3 |
|---|---|---|---|

The Helmer drill program has been contracted to Driftwood Drilling, and will comprise of 2-3 reconnaissance drill holes to be completed before break-up.  Additional targets are available for summer drilling.  The drill is currently on site, and drilling is underway.

Other Activity:

The Company expects to have drilling approvals for the adjacent Fond Du Lac project in April, and will schedule further drilling around the Fond Du Lac deposit, and across the zone containing last September’s mineralized intercepts at the earliest opportunity, weather and access conditions permitting.

Elsewhere in the Athabasca Basin, the Company is active with drill programs at West McArthur, Collins Bay Extension, and at Cree East.  At the Cree East project, drilling is scheduled to continue through the summer period.  The Company understands that drilling is continuing at the McTavish project under the direction of Kodiak Exploration, which has commenced exploration under a $4M earn-in option earn-in.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project.

Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this winter 2010 season include McTavish, Collins Bay Extension and Helmer.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 22nd day of March 2010.